K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

March 14, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Neuberger Berman Income Funds
-- Neuberger Berman High Income Bond Fund
-- Neuberger Berman Strategic Income Fund
File Nos. 002-85229; 811-03802
Post-Effective Amendment No. 99

Ladies and Gentlemen:

We have acted as counsel to Neuberger Berman Income Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 99 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP